UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 3

                      Under the Securities Exchange Act of 1934



                               TAYCO DEVELOPMENTS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                       Shares of Common Stock  - $.05 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     876791-10-4
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  DECEMBER 20, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 3

          CUSIP NO. 876791-10-4

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                          (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       66,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              66,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               66,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____















          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.675%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 876791-10-4

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Anne S. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED        8,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                               8,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .858%














          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 3

          INTRODUCTION

               The acquisition of 101,800 shares ("Shares") of common stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on August 14, 1998, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on July 12, 2000, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on October 5, 2000 ("Amendment No. 2"). Since the filing of Amendment No. 2, there have been additional purchases of Shares by two of the Reporting Persons (Brent D. Baird and Anne S. Baird). The number of Shares now held by the Reporting Persons is 122,300 Shares.

               The cover pages for Brent D. Baird and Anne S. Baird are hereby amended to read as shown in this Amendment No. 3. Items 3 and 5 are hereby amended as shown in this Amendment No. 3. All other cover pages and Items remain unchanged, and are incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

               The following table shows the amounts of funds paid for the Shares by the two Reporting Persons who purchased Shares (which only includes the amounts of funds paid since the filing of Amendment No. 2). The following table does not include brokerage commissions.



                 Brent D. Baird              $  35,313
















                 Anne S. Baird                  11,688




         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 122,300 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Aries Hill Corp.                      16,400           1.656%

          Brent D. Baird                    66,100 (2)           6.675%

          Bridget B. Baird,                     12,500           1.262%
          as Successor Trustee (3)

          The Cameron Baird                      3,800            .384%
          Foundation

          Jane D. Baird                         15,000           1.515%


          Anne S. Baird                          8,500            .858%
                                                ______            _____

                                 TOTAL         122,300          12.350%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 990,213 Shares (as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000).

             (2) Brent D. Baird holds 59,600 of such shares in his own name and 6,500 of such shares in his retirement plan.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated
                  12/23/38.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                               Price/Share
                                               (in Dollars
                                               Commissions
            Purchase In             Number of  not             Transaction Made
            The Name Of     Date    Shares     included)           Through

          Brent D. Baird  11/8/00    1,000      2           First Clearing Corp.
                          11/8/00    1,500      2 1/8       First Clearing Corp.
                          11/16/00   1,000      2 3/16      First Clearing Corp.
                          12/5/00    2,000      2 5/16      First Clearing Corp.
                          12/8/00    1,000      2 5/16      First Clearing Corp.
                          12/20/00   3,000      2 3/8       First Clearing Corp.
                          12/20/00   6,000      2 5/16      First Clearing Corp.


          Anne S. Baird   12/22/00   3,000      2 5/16      First Clearing Corp.
                          12/22/00   2,000      2 3/8       First Clearing Corp.


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 3rd day of January, 2001.


          Brent D. Baird; and Anne S. Baird


          By: s/Brian D. Baird
               Brian D. Baird; as Attorney-in fact*


          * Powers of attorney have been previously filed with the Securities and Exchange Commission.